Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com
April 8, 2020
VIA EDGAR

U.S. Securities and Exchange Commission
Attention: Ashley Vroman-Lee / Chad Eskildsen
100 F Street, N.E.
Washington, D.C. 20549

Re:    OFS Capital Corporation
Registration Statement on Form N-2
(File No. 333-236517)
Dear Ms. Vroman-Lee and Mr. Eskildsen:
On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-236517), the prospectus contained therein (the “Prospectus”), and certain documents that have been incorporated into the Company’s registration statement by reference. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
Legal Comments

1.	On the cover page, please revise the following phrase to clarify where the Risk Factors will be located:

You should review carefully the risks and uncertainties, including the risk of leverage and dilution, described in the section titled “Risk Factors” included in, or incorporated by reference into, the applicable prospectus supplement and in any free writing prospectuses we have authorized for use in connection with a specific offering, and under similar headings in the other documents that are incorporated by reference into this prospectus before investing in our securities.

Response: The Company has revised the disclosure to clarify that the “Risk Factors” have been included in and incorporated by reference into the Registration Statement.

2.
On page 5, please either add back the disclosure regarding the “Market Opportunity” for the Company’s investments (as described in the previous registration statement), or disclose where such information may be located.

Response: The Company has revised the disclosure to clarify that the “Market Opportunity” disclosure is incorporated by reference from the Company’s most recently filed annual report on Form 10-K.

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3.
On page 7, please disclose that there is a conflict of interest in connection with the following statement: “The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made.”

Response: The Company has revised the disclosure by cross-referencing to the “Conflicts Related to Portfolio Investments” section.

4.
Footnote 3 to the Fees and Expenses table states that the plan administrator is authorized to deduct a $15.00 transaction fee. Please incorporate this transaction fee into the table itself. Please confirm that the amount of the base management fee waiver is correct.

Response: The Company has revised the Fees and Expenses table as requested by the Staff. The Company hereby confirms that the base management fee waiver figure is correct.

5.	On page 44, please confirm the amount of common stock outstanding as stated in the table is correct.

Response: The Company hereby confirms that the amount of common stock outstanding as stated in the table is correct.
Accounting Comments

6.
On page 11, it appears that an expense example has been excluded. It appears that the prior registration statement had two examples: (Example One) a 5% example not including the incentive fee, and (Example Two) a 5% example showing a return derived from capital gains. It appears that only Example Two is included in the current registration statement. Additionally, please confirm the amount in the expense examples are accurate. The expense ratio has increased in fee table, but the example numbers have decreased.

Response: The Company has revised the disclosure to include Example One.

Additionally, the Company notes that the amounts in the expense examples are correct, and that the difference between the current table and the previous table are the result of a change in methodology. The Company revised its methodology to more accurately reflect its anticipated expenses. The Company notes that, while the revised methodology results in a larger annual expense, the resulting expense percentage is lower.

7.
On page 20, under Portfolio Companies, please identify any holdings that are non-qualifying under Section 55(a) of the 1940 Act and disclose the total percentage of non-qualifying holdings held in the portfolio.

Response: The Company has revised the disclosure as requested by the Staff.

8.
In the Company’s Consolidated Schedule of Investments, as incorporated by reference from the Company’s Annual Report on Form 10-K filed on March 13, 2020, there are references to footnote 19, but footnote 19 has been omitted from the schedule. On a supplemental basis, please either provide the disclosure that corresponds with footnote 19, or confirm that the references to footnote 19 may be deleted.

Response: The Company confirms on a supplemental basis that the information previously included in footnote 19 was combined with footnote 15. As a result, the information previously contained in footnote 19 is currently reflected in footnote 15, and the references to footnote 19 will be deleted in future filings.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Dwaune Dupree at (202) 383-0206 or the undersigned at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.